INSERT FOR QUESTION 77C
Report of Votes of Shareholders
A special meeting of shareholders of Neuberger
 Berman Real Estate Fund (the Fund), a series of
Neuberger Berman Equity Funds, was held
on June 19, 2012. Shareholders voted on the following matter:
Proposal  To change the Fund from a
diversified fund to a nondiversified fund.

Votes For		16,700,500

Votes Against		1,521,387

Abstentions		   836,963

Broker NonVotes
	 2